Alphatec Holdings, Inc.
2051 Palomar Airport Road
Carlsbad, CA 92011

May 30, 2006

VIA EDGAR & FACSIMILE (202-772-9218)

Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, D.C. 20549
Attention: Perry Hindin—Special Counsel

  Re:
  Alphatec Holdings, Inc.
  Registration Statement on Form S-1 (SEC File No. 333-131609)

Ladies and Gentlemen:

        With respect to the above-referenced Registration Statement on Form S-1 (the "Registration Statement"), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Alphatec Holdings, Inc. (the "Company"), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to 4 p.m. (Eastern Daylight Time) on Thursday, June 1, 2006, or as soon as practicable thereafter.

        The Company acknowledges that it is the view of the Securities and Exchange Commission (the "Commission") that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        The cooperation of the staff in meeting the timetable described above is very much appreciated.

        Please call Michael L. Fantozzi or Sahir C. Surmeli, Esq., of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 348-3013 with any comments or questions regarding the Registration Statement or this request.

Very truly yours,
/s/ EBUN GARNER
Ebun Garner Vice President, Legal Affairs and Compliance Alphatec Holdings, Inc.
cc:
Alphatec Holdings, Inc.
                Stephen T.D. Dixon
 Clifford Chance US LLP
                Alejandro E. Camacho
                Per B. Chilstrom
 Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                Michael L. Fantozzi
                James M. McKnight
                Sahir C. Surmeli